Brookfield Renewable Energy Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

AS AT SEPTEMBER 30, 2015 AND December 31, 2014 AND

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$106	$150
Restricted cash		223	232
Trade receivables and other current assets		202	201
Financial instrument assets	5	21	48
Due from related parties		33	63
		585	694
Financial instrument assets	5	9	18
Equity-accounted investments	7	239	273
Property, plant and equipment, at fair value	8	17,511	18,566
Deferred income tax assets	11	155	142
Other long-term assets		198	156
		$18,697	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$299	$253
Financial instrument liabilities	5	132	99
Due to related parties		67	79
Current portion of long-term debt	10	527	256
		1,025	687
Financial instrument liabilities	5	77	75
Long-term debt and credit facilities	10	7,089	7,422
Deferred income tax liabilities	11	2,485	2,637
Other long-term liabilities		188	147
		10,864	10,968
Equity
Non-controlling interests
Preferred equity	12	634	728
Participating non-controlling interests - in operating
subsidiaries	12	2,231	2,062
General partnership interest in a holding subsidiary
held by Brookfield	12	48	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	12	2,337	2,865
Limited partners' equity	13	2,583	3,167
		7,833	8,881
		$18,697	$19,849

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2015	2014	2015	2014
Revenues	6	$337	$342	$1,236	$1,296
Other income	4, 15	83	3	116	8
Direct operating costs	6	(142)	(132)	(410)	(386)
Management service costs	6	(11)	(14)	(38)	(38)
Interest expense – borrowings	10	(107)	(106)	(326)	(309)
Share of earnings from equity-accounted
investments	7	3	7	10	10
Unrealized financial instruments (loss) gain	5	(1)	9	(9)	5
Depreciation	8	(153)	(145)	(472)	(400)
Other		(1)	(11)	(15)	(3)
Income (loss) before income taxes		8	(47)	92	183
Income tax recovery(expense)
Current	11	(7)	(5)	(17)	(19)
Deferred	11	26	27	38	8
		19	22	21	(11)
Net income (loss)		$27	$(25)	$113	$172
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	12	$7	$10	$23	$29
Participating non-controlling interests - in
operating subsidiaries	12	37	(2)	61	59
General partnership interest in a holding
subsidiary held by Brookfield	12	-	-	-	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	12	(8)	(16)	14	41
Limited partners' equity	13	(9)	(17)	15	42
		$27	$(25)	$113	$172
Basic and diluted (loss) earnings per LP Unit		$(0.07)	$(0.13)	$0.10	$0.31

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED	Notes	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)		2015	2014	2015	2014
Net income (loss)		$27	$(25)	$113	$172
Other comprehensive (loss) income that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	8	-	-	39	-
Actuarial loss on defined benefit plans		-	(10)	-	(10)
Deferred income taxes on above items	11	-	3	-	3
Total items that will not be reclassified to net income (loss)		-	(7)	39	(7)
Other comprehensive loss that may be
reclassified to net income (loss)
Financial instruments designated as cash-flow
hedges
Loss arising during the period	5	(44)	(2)	(23)	(55)
Reclassification adjustments for amounts
recognized in net income (loss)	5	(7)	(3)	(25)	5
Unrealized loss on available-for-sale securities		(18)	-	(25)	-
Foreign currency translation		(596)	(304)	(1,020)	(201)
Deferred income taxes on above items	11	8	(3)	2	7
Total items that may be reclassified subsequently to
net income (loss)		(657)	(312)	(1,091)	(244)
Other comprehensive loss		(657)	(319)	(1,052)	(251)
Comprehensive loss		$(630)	$(344)	$(939)	$(79)
Comprehensive loss attributable to:
Non-controlling interests
Preferred equity	12	$(35)	$(27)	$(70)	$(12)
Participating non-controlling interests - in
operating subsidiaries	12	(104)	(38)	(101)	29
General partnership interest in a holding
subsidiary held by Brookfield	12	(4)	(3)	(7)	(1)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	12	(231)	(135)	(361)	(46)
Limited partners' equity	13	(256)	(141)	(400)	(49)
		$(630)	$(344)	$(939)	$(79)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available -	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2014	$(131)	$(37)	$3,158	$(7)	$(20)	$-	$2,963	$793	$2,011	$55	$2,681	$8,503
Net income	(17)	-	-	-	-	-	(17)	10	(2)	-	(16)	(25)
Other comprehensive (loss) income	-	(120)	-	(3)	(1)	-	(124)	(37)	(36)	(3)	(119)	(319)
LP Units issued
Capital contributions	-	-	-	-	-	-	-	-	273	-	-	273
Distributions or dividends declared	(56)	-	-	-	-	-	(56)	(10)	(45)	(2)	(50)	(163)
Other	(4)	-	-	-	-	-	(4)	-	1	1	3	1
Change in period	(77)	(120)	-	(3)	(1)	-	(201)	(37)	191	(4)	(182)	(233)
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$-	$2,762	$756	$2,202	$51	$2,499	$8,270

Balance, as at June 30, 2015	$(339)	$(424)	$3,701	$(9)	$(25)	$(3)	$2,901	$677	$2,394	$54	$2,624	$8,650
Net (loss) income	(9)	-	-	-	-	-	(9)	7	37	-	(8)	27
Other comprehensive loss	-	(226)	-	-	(13)	(8)	(247)	(42)	(141)	(4)	(223)	(657)
LP Units and preferred shares purchased
for cancellation (Note 12, 13)	(4)	-	-	-	-	-	(4)	(1)	-	-	-	(5)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	37	-	-	37
Distributions or dividends declared	(59)	-	-	-	-	-	(59)	(7)	(93)	(3)	(54)	(216)
Distribution reinvestment plan	1	-	-	-	-	-	1	-	-	-	-	1
Other (Note 3)	-	-	-	-	-	-	-	-	(3)	1	(2)	(4)
Change in period	(71)	(226)	-	-	(13)	(8)	(318)	(43)	(163)	(6)	(287)	(817)
Balance, as at September 30, 2015	$(410)	$(650)	$3,701	$(9)	$(38)	$(11)	$2,583	$634	$2,231	$48	$2,337	$7,833

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Available-	Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited		interests - in	subsidiary	/Exchangeable
NINE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$-	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	42	-	-	-	-	-	42	29	59	1	41	172
Other comprehensive (loss) income	-	(74)	-	(3)	(14)	-	(91)	(41)	(30)	(2)	(87)	(251)
LP Units issued
Net proceeds	285	-	-	-	-	-	285	-	-	-	-	285
Adjustments	(38)	-	-	-	-	-	(38)	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	967	-	-	967
Distributions or dividends declared	(160)	-	-	-	-	-	(160)	(29)	(97)	(5)	(151)	(442)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	2
Other	(2)	-	(2)	-	-	-	(4)	1	-	2	2	1
Change in period	129	(74)	(2)	(3)	(14)	-	36	(40)	899	(3)	(158)	734
Balance, as at September 30, 2014	$(208)	$(157)	$3,158	$(10)	$(21)	$-	$2,762	$756	$2,202	$51	$2,499	$8,270

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$-	$3,167	$728	$2,062	$59	$2,865	$8,881
Net income	15	-	-	-	-	-	15	23	61	-	14	113
Other comprehensive loss	-	(409)	16	-	(11)	(11)	(415)	(93)	(162)	(7)	(375)	(1,052)
LP Units and preferred shares purchased
for cancellation (Note 12, 13)	(5)	-	-	-	-	-	(5)	(1)	-	-	-	(6)
Capital contributions (Note 12)	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(180)	-	-	-	-	-	(180)	(23)	(190)	(9)	(163)	(565)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	3
Other	(2)	-	-	-	-	-	(2)	-	-	5	(4)	(1)
Change in period	(169)	(409)	16	-	(11)	(11)	(584)	(94)	169	(11)	(528)	(1,048)
Balance, as at September 30, 2015	$(410)	$(650)	$3,701	$(9)	$(38)	$(11)	$2,583	$634	$2,231	$48	$2,337	$7,833

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine months ended
UNAUDITED		Sep 30		Sep 30
(MILLIONS)		2015	2014	2015	2014
Operating activities
Net income (loss)		$27	$(25)	$113	$172
Adjustments for the following non-cash items:
Depreciation	8	153	145	472	400
Unrealized financial instrument loss	5	1	(9)	9	(5)
Share of earnings from equity accounted investments	7	(3)	(7)	(10)	(10)
Deferred income tax recovery	11	(26)	(27)	(38)	(8)
Gain on disposal	4, 15	(53)	-	(53)	-
Other non-cash items		(2)	5	10	2
Dividends received from equity-accounted investments	7	6	10	26	28
Changes in due to or from related parties		18	8	11	14
Net change in working capital balances		39	88	16	47
		160	188	556	640
Financing activities
Long-term debt - borrowings	10	148	420	938	1,126
Long-term debt - repayments	10	(143)	(22)	(698)	(556)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	12	37	273	460	967
Issuance of LP Units		-	-	-	285
Repurchase of LP Units and preferred shares	12, 13	(6)	-	(6)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	12	(93)	(44)	(190)	(96)
To preferred shareholders		(7)	(10)	(24)	(29)
To unitholders of Brookfield Renewable or BRELP	12, 13	(115)	(107)	(346)	(374)
		(179)	510	134	1,323
Investing activities
Acquisitions	3	(3)	(599)	(663)	(1,827)
Investment in:
Sustaining capital expenditures	8	(21)	(42)	(49)	(69)
Development and construction of renewable power
generating assets	8	(59)	(36)	(137)	(53)
Investment tax credits related to renewable power
generating assets	8	-	11	-	23
Proceeds from disposal of assets	4	143	-	143	-
Disposal of (investment in) securities		3	-	(13)	-
Restricted cash and other		(39)	(50)	3	(36)
		24	(716)	(716)	(1,962)
Foreign exchange loss on cash		(12)	(11)	(18)	(8)
Cash and cash equivalents
Decrease		(7)	(29)	(44)	(7)
Balance, beginning of period		113	225	150	203
Balance, end of period		$106	$196	$106	$196
Supplemental cash flow information:
Interest paid		$61	$54	$268	$251
Interest received		5	3	13	8
Income taxes paid		8	6	27	28

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Energy Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2014 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on November 3, 2015.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”).  The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million). In August 2015, the remaining non-controlling interests were acquired for R$9 million ($3 million).

The total acquisition costs of $2 million were expensed as incurred.

Scotland Wind Pipeline

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £55 million ($85 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. There is a maximum potential contingent consideration of £63 million ($97 million) undiscounted relating to the build-out of the development pipeline.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	97	1,160
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$85	$744

During the nine months ended September 30, 2015, the purchase price allocations for the acquisitions completed during the nine months ended September 30, 2014 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2014 audited consolidated financial statements in respect of the acquisitions had to be considered.

The estimated fair values of the assets acquired and liabilities assumed in the current year are expected to be finalized within 12 months of the acquisition date.

4.  DISPOSAL OF assets

In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, inclusive of working capital adjustments of $7 million. The resulting gain on disposition of $53 million, net of $4 million of transaction costs, was recognized in the Consolidated Statements of Income (Loss) within the Other income line item. Brookfield Renewable’s interest was approximately 22%.

As a result of the disposition, the accumulated revaluation surplus of $4 million post-tax was reclassified from other comprehensive income directly to equity. Further, other comprehensive income of $3 million post-tax on financial instruments designated as cash flow hedges was reclassified to the Consolidated Statements of Income (Loss) within the Other line item. Deferred income taxes associated with the disposal were $5 million.

Summarized financial information relating to the disposal of the facility is shown below:

(MILLIONS)	July 2, 2015
Net proceeds, including working capital adjustments and less transaction costs	$139
Carrying value
Assets	238
Liabilities	(152)
86

Gain on disposal	$53

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

5.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2014 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2015				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$106	$-	$-	$106	$150
Restricted cash(1)	373	-	-	373	313
Financial instrument assets(1)
Energy derivative contracts	-	26	-	26	31
Foreign exchange swaps	-	4	-	4	35
Available-for-sale investments(2)	14	-	-	14	31
Property, plant and equipment	-	-	17,511	17,511	18,566
Liabilities measured at fair value:
Financial instrument liabilities(1)
Interest rate swaps	-	(192)	-	(192)	(170)
Foreign exchange swaps	-	(17)	-	(17)	(4)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(8,268)	-	(8,268)	(8,434)
Total	$493	$(8,447)	$17,511	$9,557	$10,518

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities.

There were no transfers between levels during the nine months ended September 30, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Sep 30, 2015			Dec 31, 2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$26	$-	$(26)	$(31)
Interest rate swaps	-	192	192	170
Foreign exchange swaps	4	17	13	(31)
Total	30	209	179	108
Less: current portion	21	132	111	51
Long-term portion	$9	$77	$68	$57

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$2	$(1)	$4	$(1)
Interest rate swaps	(1)	-	1	1
Foreign exchange swaps	(2)	10	(14)	5
	$(1)	$9	$(9)	$5

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$9	$(3)	$13	$(4)
Interest rate swaps	(47)	(9)	(34)	(63)
Foreign exchange swaps	(6)	10	(2)	12
	$(44)	$(2)	$(23)	$(55)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Energy derivative contracts	$(6)	$(3)	$(23)	$3
Interest rate swaps	(1)	-	(2)	2
	$(7)	$(3)	$(25)	$5

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

6.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenues
Power purchase and revenue agreements	$95	$99	$350	$280
Wind levelization agreement	2	2	6	5
	$97	$101	$356	$285
Direct operating costs
Energy purchases	$(1)	$(1)	$(5)	$(8)
Energy marketing fee	(6)	(6)	(17)	(16)
Insurance services	(7)	(7)	(20)	(21)
	$(14)	$(14)	$(42)	$(45)
Management service costs	$(11)	$(14)	$(38)	$(38)

7. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2015	Sep 30, 2015	Dec 31, 2014
Balance, beginning of period/year	$251	$273	$290
California hydroelectric step acquisition	-	-	(39)
Revaluation recognized through OCI	-	-	56
Share of OCI	-	-	1
Share of net income	3	10	3
Dividends declared	(6)	(26)	(27)
Foreign exchange loss	(9)	(18)	(11)
Balance, end of period/year	$239	$239	$273

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenue	$21	$30	$70	$95
Net income	5	14	18	20
Share of net income (loss)
Cash earnings	5	10	18	25
Non-cash loss	(2)	(3)	(8)	(15)

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

8.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)	Wind	Other(2)	Total(3)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Foreign exchange	(1,412)	(267)	(52)	(1,731)
Additions	112	37	45	194
Acquisitions through business combinations	307	624	229	1,160
Disposal(4)	-	(230)	-	(230)
Transfers and other	(7)	(8)	-	(15)
Change in fair value recognized through OCI(5)	39	-	-	39
Depreciation	(305)	(161)	(6)	(472)
As at September 30, 2015	$13,944	$3,310	$257	$17,511

(1)       Includes intangible assets, the value of which is not material.

(2)       Includes biomass and  co-generation (“Co-gen”).

(3)       Includes construction work in process (“CWIP”) of $468 million.

(4)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4.

(5)       Sufficient information regarding two hydroelectric development projects in Brazil became available to allow Brookfield Renewable to determine fair value using the discounted cash flow method. Accordingly, CWIP associated with these two projects was revalued.

9.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Operating accrued liabilities	$129	$131
Interest payable on corporate and subsidiary borrowings	88	44
Accounts payable	36	29
LP Unitholders’ distribution and preferred dividends payable(1)	19	19
Other	27	30
	$299	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

10.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2015			Dec 31, 2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	3.1	$150	5.3	3.8	$172
Series 4 (C$150)	5.8	21.1	113	5.8	21.9	129
Series 6 (C$300)	6.1	1.2	225	6.1	1.9	258
Series 7 (C$450)	5.1	5.0	337	5.1	5.8	388
Series 8 (C$400)	4.8	6.4	301	4.8	7.1	344
Series 9 (C$400)	3.8	9.7	301	-	-	-
	5.0	6.8	$1,427	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.3	7.3	$3,227	5.3	8.3	$3,468
Canada	5.6	13.3	1,543	5.7	13.8	1,798
	5.4	9.3	4,770	5.4	10.2	5,266
Latin America	9.7	11.7	354	7.3	10.4	189
Europe	3.9	11.2	662	3.5	12.5	594
	5.5	9.6	$5,786	5.3	10.4	$6,049
Credit facilities	1.4	4.8	$461	1.4	4.5	$401
Total debt			$7,674			$7,741
Add: Unamortized premiums(1)			4			8
Less: Unamortized financing fees(1)			(62)			(71)
Less: Current portion			(527)			(256)
			$7,089			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 14  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50% equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, Brookfield Renewable secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 17 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,510	$1,480
Draws on credit facilities(1)	(461)	(401)
Issued letters of credit	(205)	(227)
Available portion of credit facilities	$844	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

During the nine months ended September 30, 2015, Brookfield Renewable borrowed $279 million from, and repaid $279 million to, a subscription credit facility made available by a private fund sponsored by Brookfield. This subscription credit facility is only available to Brookfield Renewable on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is secured by capital contributed to the private fund.

11.  Income taxes

Brookfield Renewable’s effective income tax rate was negative 22.8% for the nine months ended September 30, 2015 (2014: 6%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

12. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Sep 30	Dec 31
(MILLIONS)	2015	2014
Preferred equity	$634	$728
Participating non-controlling interests - in operating subsidiaries	2,231	2,062
General partnership interest in a holding subsidiary held by Brookfield	48	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,337	2,865
Total	$5,250	$5,714

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the nine months
	Shares	dividend	redemption	ended September 30		Sep 30	Dec 31
(MILLIONS)	outstanding	rate(1)	date	2015	2014	2015	2014
Series 1 (C$136)	5.45	3.36%	Apr 30, 2020	$5	$9	$102	$214
Series 2 (C$113)	4.51	3.20%	Apr 30, 2020	2	-	84	-
Series 3 (C$249)	9.96	4.40%	Jul 31, 2019	6	8	186	214
Series 5 (C$175)	7.00	5.00%	Apr 30, 2018	5	6	131	150
Series 6 (C$175)	7.00	5.00%	Jul 31, 2018	5	6	131	150
	33.92			$23	$29	$634	$728

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2015, none of the issued Class A Preference Shares have ever been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the August 1, 2015 to October 31, 2015 dividend period was paid on October 31, 2015 at an annual rate of 3.200% (C$0.201393 per share).

Class A Preference Shares for Cancellation – Normal course issuer bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable. Repurchases are authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

For the period ended September 30, 2015, 78,537 Series 1, Series 2 and Series 3 Class A Preference Shares were repurchased at a cost of $1 million, and cancelled.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	30	15	15	-	1	61
OCI	(58)	(87)	-	(11)	(6)	(162)
Capital contributions(1)	-	460	-	-	-	460
Distributions	(69)	(110)	(7)	(1)	(3)	(190)
As at September 30, 2015	$817	$1,215	$134	$20	$45	$2,231
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and fund expenses.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

As at September 30, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1	$3	$3
Incentive distribution	2	1	6	2
	$3	$2	$9	$5

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$54	$50	$163	$151
	$57	$52	$172	$156

13. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2015, LP Units outstanding were 143,306,354 (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and nine months ended September 30, 2015, 36,512 LP Units and 112,600 LP Units, respectively (2014: 25,874 and 95,112 LP Units) were issued under the distribution reinvestment plan.

LP Units Purchased for Cancellation – Normal course issuer bid

For the three and nine months ended September 30, 2015, 138,900 LP Units and 163,100 LP Units, respectively were purchased at a cost of $4 million and $5 million, respectively. The premium paid to purchase the LP Units in excess of the stated value was charged to limited partners’ equity. Repurchases were authorized to commence on December 29, 2014 and will terminate on December 28, 2015, or earlier should Brookfield Renewable complete its repurchases prior to such date. Pursuant to this bid, the Board of Directors of BRPL authorized Brookfield Renewable to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units.  All LP Units acquired under the normal course issuer bid are cancelled.  Outside of pre-determined trading blackout periods, purchases under Brookfield Renewable’s normal course issuer bid will be completed based upon management’s discretion.  Brookfield Renewable has not established an automatic securities purchase plan for its LP Units.

As at September 30, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 48% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at September 30, 2015.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and nine months ended September 30, 2015, Brookfield Renewable declared distributions on its LP Units of $59 million or $0.415 per LP Unit and $180 million or $1.245 per LP Unit, respectively (2014: $56 million and $160 million or $0.3875 per LP Unit and $1.1625 per LP Unit).

The composition of the distribution for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Brookfield	$16	$16	$50	$47
External LP Unitholders	43	40	130	113
	$59	$56	$180	$160

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

14.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at September 30, 2015:
Current assets	$21	$-	$1,453	$591	$(1,480)	$585
Long-term assets	2,584	626	-	18,106	(3,204)	18,112
Current liabilities	22	9	26	2,448	(1,480)	1,025
Long-term liabilities	-	-	1,422	9,037	(620)	9,839
Preferred equity	-	634	-	-	-	634
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,231	-	2,231
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,337	-	2,337
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Sep 30, 2015
Revenues	$-	$-	$-	$337	$-	$337
Net income (loss)	(9)	-	-	27	9	27
For the three months ended Sep 30, 2014
Revenues	$-	$-	$-	$342	$-	$342
Net income (loss)	(17)	-	(1)	(24)	17	(25)
For the nine months ended Sep 30, 2015
Revenues	$-	$-	$-	$1,236	$-	$1,236
Net	15	-	(1)	114	(15)	113
For the nine months ended Sep 30, 2014
Revenues	$-	$-	$-	$1,296	$-	$1,296
Net income (loss)	42	-	(1)	173	(42)	172

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 10 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 12 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

15.  Other income

Brookfield Renewable’s other income is comprised of the following:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Gain on disposal (Note 4)	$53	$-	$53	$-
Compensation related to expired
Brazilian concession agreements	17	-	17	-
Other	13	3	46	8
	$83	$3	$116	$8

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

16.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates three biomass facilities and two Co-gen facilities. Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2014 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the three and six months ended June 30, 2014, Funds From Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s chief operating decision maker.

Transactions between the reportable segments occur at fair value.

In August 2015, Brookfield Renewable announced the promotions of the President and Chief Operating Officer to the Chief Executive Officer, and the Chief Executive Officer to the role of Executive Group Chairman, Renewable Power for Brookfield Asset Management, which includes oversight of all of Brookfield’s renewable investments. Accordingly, beginning on the date of the promotions, the CODM includes the Chief Executive Officer and Chief Financial Officer who will evaluate Brookfield Renewable’s results, manage its operations and allocate its resources by segment.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the three months ended
September 30, 2015:
Revenues	$153	$55	$208	$49	$23	$16	$39	$6	$25	$10	$-	$337
Adjusted EBITDA	89	43	132	57	26	10	36	5	15	2	(5)	242
Interest expense - borrowings	(40)	(14)	(54)	(8)	(8)	(7)	(15)	(3)	(7)	(1)	(19)	(107)
Funds From Operations prior to
non-controlling interests	46	29	75	45	18	3	21	2	9	-	(35)	117
Cash portion of non-controlling
interests	(17)	-	(17)	(3)	(3)	-	(3)	(1)	(6)	-	(7)	(37)
Funds From Operations	29	29	58	42	15	3	18	1	3	-	(42)	80
Depreciation	(49)	(17)	(66)	(31)	(13)	(16)	(29)	(3)	(21)	(3)	-	(153)
For the three months ended
September 30, 2014:
Revenues	$151	$64	$215	$60	$28	$19	$47	$-	$18	$2	$-	$342
Adjusted EBITDA	98	47	145	44	17	13	30	-	11	(1)	(6)	223
Interest expense - borrowings	(37)	(19)	(56)	(5)	(10)	(9)	(19)	-	(4)	-	(22)	(106)
Funds From Operations prior to
non-controlling interests	61	28	89	34	7	4	11	-	7	(1)	(42)	98
Cash portion of non-controlling
interests	(14)	-	(14)	(4)	(4)	-	(4)	-	(5)	-	(10)	(37)
Funds From Operations	47	28	75	30	3	4	7	-	2	(1)	(52)	61
Depreciation	(40)	(19)	(59)	(37)	(16)	(19)	(35)	-	(13)	(1)	-	(145)

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the nine months ended
September 30, 2015:
Revenues	$546	$245	$791	$155	$82	$72	$154	$16	$93	$27	$-	$1,236
Adjusted EBITDA	365	214	579	134	65	57	122	15	70	11	(12)	919
Interest expense - borrowings	(121)	(47)	(168)	(18)	(26)	(23)	(49)	(6)	(22)	(2)	(61)	(326)
Funds From Operations prior to
non-controlling interests	236	167	403	107	39	34	73	9	49	8	(111)	538
Cash portion of non-controlling
interests	(71)	(2)	(73)	(10)	(19)	-	(19)	(5)	(26)	(3)	(23)	(159)
Funds From Operations	165	165	330	97	20	34	54	4	23	5	(134)	379
Depreciation	(148)	(59)	(207)	(98)	(42)	(49)	(91)	(6)	(64)	(6)	-	(472)
For the nine months ended
September 30, 2014:
Revenues	$575	$269	$844	$216	$106	$87	$193	$-	$18	$25	$-	$1,296
Adjusted EBITDA	412	214	626	168	71	72	143	-	11	11	(16)	943
Interest expense - borrowings	(113)	(53)	(166)	(15)	(30)	(29)	(59)	-	(4)	-	(65)	(309)
Funds From Operations prior to
non-controlling interests	295	161	456	138	41	43	84	-	18	11	(119)	588
Cash portion of non-controlling
interests	(71)	-	(71)	(11)	(28)	-	(28)	-	(5)	-	(29)	(144)
Funds From Operations	224	161	385	127	13	43	56	-	13	11	(148)	444
Depreciation	(112)	(61)	(173)	(109)	(47)	(55)	(102)	-	(13)	(3)	-	(400)

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income (loss) as presented in the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2015	2014	2015	2014
Revenues	$337	$342	$1,236	$1,296
Other income(1)(2)	83	3	116	8
Share of cash earnings from equity-accounted investments	5	10	18	25
Direct operating costs	(142)	(132)	(410)	(386)
	283	223	960	943
Less: cash portion of non-controlling interests - other income(1)	(41)	-	(41)	-
Adjusted EBITDA	242	223	919	943
Fixed earnings adjustment(3)	-	-	-	11
Interest expense - borrowings	(107)	(106)	(326)	(309)
Management service costs	(11)	(14)	(38)	(38)
Current income tax expense	(7)	(5)	(17)	(19)
Funds From Operations prior to non-controlling interests	117	98	538	588
Less: cash portion of non-controlling interests
Preferred equity	(7)	(10)	(23)	(29)
Participating non-controlling interests - in operating
subsidiaries	(30)	(27)	(136)	(115)
Funds From Operations	80	61	379	444
Add: cash portion of non-controlling interests(1)	78	37	200	144
Less: fixed earnings adjustment	-	-	-	(11)
Depreciation	(153)	(145)	(472)	(400)
Unrealized financial instruments (loss) gain	(1)	9	(9)	5
Share of non-cash loss from equity-accounted investments	(2)	(3)	(8)	(15)
Deferred income tax recovery	26	27	38	8
Other	(1)	(11)	(15)	(3)
Net income (loss)	$27	$(25)	$113	$172

(1)       Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 4 - Disposal of assets and 15 - Other income. Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at September 30, 2015:
Property, plant and
equipment, at fair value	$7,808	$4,481	$12,289	$1,655	$933	$954	$1,887	$248	$1,175	$257	$-	$17,511
Total assets	8,256	4,686	12,942	1,887	1,010	975	1,985	271	1,291	298	23	18,697
Total borrowings	2,737	996	3,733	212	464	533	997	107	649	35	1,883	7,616
Total liabilities	4,205	1,890	6,095	312	588	747	1,335	111	874	77	2,060	10,864
For the nine months ended
September 30, 2015:
Additions to property, plant
and equipment	37	26	63	356	5	3	8	318	335	274	-	1,354
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes biomass and Co-gen.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

17.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In July 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh annually. The transaction is expected to close in the fourth quarter of 2015, subject to typical closing conditions.  Brookfield Renewable will retain a 100% interest in these facilities.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $221 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 10 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at September 30, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $75 million (2014: $125 million).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes

18.  subsequent eventS

In October 2015, Brookfield Renewable completed a $400 million bond financing associated with its 600 MW pumped storage and 10 MW hydroelectric facilities in New England. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, Brookfield Renewable also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. Brookfield Renewable retains a 50%, equity-accounted interest in this facility.

In October 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate generating capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. Brookfield Renewable is pursuing this transaction with its institutional partners, and is expected to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter 2016, subject to typical closing conditions.

Brookfield Renewable Energy Partners L.P                                Q3 2015 Interim Consolidated Financial Statements and Notes